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                                                                  Rule 424(b)(3)
                                         Form S-4; Commission File No. 333-40351

                       AFFILIATED COMPUTER SERVICES, INC.
                          COMPUTER DATA SYSTEMS, INC.

SUPPLEMENT TO PROSPECTUS, dated November 14, 1997

    Referring to the Affiliated Computer Services, Inc., a Delaware corporation ("ACS"), and Computer Data Systems, Inc., a Maryland corporation ("CDSI"), Joint Proxy Statement/Prospectus dated November 14, 1997, the following subsection "Recent Developments" is hereby added on page 78 under the section entitled "Information Concerning ACS" after the subsection entitled "Overview" and prior to the subsection entitled "Legal Proceedings":

"RECENT DEVELOPMENTS

    On December 5, 1997, ACS entered into a definitive agreement for Technical Directions, Inc., a wholly-owned subsidiary of ACS, to acquire all of the issued and outstanding capital stock of a leading information technology professional services company (the "Target Company") for an aggregate purchase price of approximately $62,000,000, approximately $10,000,000 of which will be used to retire certain preferred stock and debt instruments. The Target Company is engaged in the business of providing technical staff augmentation, project management, year 2000 consulting, systems development services, and end-user performance support, training and documentation solutions. The Target Company has several Fortune 500 and 1000 clients. The definitive agreement is subject to certain conditions, including regulatory approval, and is expected to close in late December 1997 or January 1998. Confidentiality agreements prohibit the disclosure of the identity of the Target Company prior to such regulatory approval. ACS's management believes that the acquisition of the Target Company will be accretive to earnings and will be funded from ACS's existing credit facility."

The date of this Supplement to Prospectus is December 5, 1997